FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

June 14th, 2005

Item 3.  Press Release

Date of Issuance:

June 14th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

Ferro Magnetics Corporation (“FM”) has now filed its statement of defence to the Company’s statement of claim, in which it says FM did at one time have a license to use the technology, but that the Company has repudiated that contract and FM has accepted that repudiation.  FM has counterclaimed against the Company, listing several alternative claims and remedies.  The rather confusing theme of FM’s defence and counterclaim seems to be that, on one hand, FM has suffered damages due to the Company’s alleged repudiation of license and supply agreements with FM, and, on the other hand, that FM has suffered damages and should be entitled to rescission of such agreements because the Company misrepresented the capabilities of its technology in the first instance.  FM goes on to claim that if there were no agreements with the Company, then FM should be compensated for costs incurred testing the technology on a “quantum meruit” basis and for the alleged “unjust enrichment” of the Company having “received the benefit” of information from tests carried out by FM.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 21st day of June, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  41

June 14, 2005

TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

Frankfurt (Germany) Symbol: KCG

UPDATE RE FERRO MAGNETICS DISPUTE

AccelRate Power Systems Inc. (the "Company") – June 14, 2005:  On April 22, 2005 the Company announced it had commenced a lawsuit against Ferro Magnetics Corporation (“FM”) seeking damages and a Court declaration that FM has no rights, contractual or otherwise, to use the Company’s proprietary AccelRate technology.  FM has now filed its statement of defence, in which it says FM did at one time have a license to use the technology, but that the Company has repudiated that contract and FM has accepted that repudiation.  By taking that position, FM has acknowledged that, whatever may have previously been the case, FM currently has no rights whatsoever to use the AccelRate technology.  The Company will continue to seek the referenced Court declaration, but is pleased to be able to report that FM is no longer asserting any entitlement to use the AccelRate technology.

FM has counterclaimed against the Company, listing several alternative claims and remedies.  The rather confusing theme of FM’s defence and counterclaim seems to be that, on one hand, FM has suffered damages due to the Company’s alleged repudiation of license and supply agreements with FM, and, on the other hand, that FM has suffered damages and should be entitled to rescission of such agreements because the Company misrepresented the capabilities of its technology in the first instance.  FM goes on to claim that if there were no agreements with the Company, then FM should be compensated for costs incurred testing the technology on a “quantum meruit” basis and for the alleged “unjust enrichment” of the Company having “received the benefit” of information from tests carried out by FM.  These claims are presumably made in response to the Company’s Statement of Claim, where the Company says the subject tests were negligently performed by FM in the first instance and have caused loss and damage to the Company.

Company management finds it difficult to reconcile FM’s confusing and seemingly contradictory claims and remedies.  Company management is of the view that FM’s defence and counterclaim have no merit and will address them in the ordinary course.  The Company will continue to pursue its claims against FM.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.